EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

December 22, 2011	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

Emgold Closes Second and Final Tranche of Non-Flow-Through
Private Placement and First Tranche of Flow-Through Private Placement

Closing of Second and Final Tranche of Private Placement of Common Share Units

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that it has closed the second and final tranche of its previously announced non-brokered private placement (See Oct. 6, Nov. 2, and Nov. 21, 2011 press releases).  In the second tranche, a total of 2,530,000 common share Units (“Units”) were issued at the price of CDN$0.10 per Unit to raise CDN$253,000.  The total amount raised from the two combined tranches was CDN$1,415,000.

Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Warrant").  Each Warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of CDN$0.15 per share.

Finder's Fees of CDN$3,200 and 32,000 Finder’s Warrants were awarded in relation to the second tranche of the financing.  Each Finder’s Warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of CDN$0.15.  The Finder’s Warrants, as well as the common shares and Warrants issued in connection with this private placement, are subject to a hold period of four months, expiring on April 23, 2012.

The proceeds from the sale of the Units will be used for exploration of the Buckskin Rawhide Project in Nevada, exploration of the Stewart Property in B.C, property acquisition in Nevada, and general working capital.

Closing of First Tranche of Private Placement of “Flow-Through” Common Share Units

Emgold is also pleased to announce that it has closed the first tranche of a separate non-brokered private placement of “flow–through” units (“FT Units).  A total of 4,471,154 FT Units were issued at the price of CDN$0.13 per FT Unit to raise CDN $581,250.

Each FT Unit consists of one “flow–through” common share of the Company and one half of one common share purchase warrant (each whole warrant, a “FT Warrant”).  Each FT Warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of CDN $0.20 per share.

Finder’s Fees of CDN$25,000 and 269,230 Finder’s FT Warrants were awarded in relation to the financing.  Each Finder’s FT Warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of CDN$0.15.  The Finder’s FT Warrants, as well as the common shares and the FT Warrants issued in connection with this private placement, are subject to a hold period of four months, expiring on April 23, 2012.  The proceeds from the Units will be used for exploration of Emgold’s B.C. properties in 2012.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, and the Stewart Property and the Rozan Property in British Columbia.  The Rozan Property is currently optioned to Valterra Resource Corporation.  For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

The scientific or technical information contained in this news release has been reviewed and approved by Mr. Robert Pease P.Geo., Chief Geologist of the Company, a Qualified Person as defined in National Instrument 43-101.

THIS NEWS RELEASE IS INTENDED FOR DITRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSMINATION IN THE UNITED STATES

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the proposed private placement and the use of proceeds thereof. Forward-looking statements are based on certain assumptions of the Company, including that results of exploration on the Buckskin Rawhide Property and the B.C. properties are consistent with management’s expectations. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise secure capital, changes to metal prices and the price of the Company's shares. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.